Exhibit 1

HACKENSACK, NJ,    December 18, 2007 – First Real Estate Investment Trust (“FREIT”) announced its operating results for the year and three months ended October 31, 2007. The results of operations for the year and three months are not necessarily indicative of future operating results.

Results of Operations:

Condensed Consolidated Statement of Net Income Data

	Year Ended		Three Months Ended
	October 31,		October 31,
	2007	2006	2007	2006
	(in thousands, except per share)
Commercial revenues:
Same properties (1)	$22,088	$21,926	5,478	5,464
New properties	24	-	24	-
	22,112	21,926	5,502	5,464
Residential revenues:
Same properties (1)	16,274	15,583	4,091	3,952
New properties	2,352	384	649	338
	18,626	15,967	4,740	4,290
Total Real Estate Revenues	40,738	37,893	10,242	9,754

Real estate operating expenses	16,673	15,658	4,128	4,182
Real estate operating Income	24,065	22,235	6,114	5,572

Investment income	634	232	252	82

General and administrative	(1,543)	(1,212)	(266)	(433)
Depreciation	(5,311)	(4,726)	(1,339)	(1,270)
Financing costs	(11,897)	(11,127)	(2,798)	(2,836)
Minority interest in earnings of subsidiaries	(626)	(257)	(240)	109
Distribution to certain minority interests	(150)	(150)	-	(60)
Income from continuing operations	5,172	4,995	1,723	1,164

Income from discontinued operations	3,771	163	-	42

Net Income	$8,943	$5,158	$1,723	$1,206

Basic earnings per share:
Continuing operations	$0.76	$0.76	$0.26	$0.17
Discontinued operations	$0.56	$0.02	$-	$0.01
Net income	$1.32	$0.78	$0.26	$0.18

Diluted earnings per share:
Continuing operations	$0.74	$0.73	$0.25	$0.16
Discontinued operations	$0.55	$0.03	$-	$0.01
Net income	$1.29	$0.76	$0.25	$0.17

Weighted average shares outstanding:
Basic	6,753	6,574	6,756	6,651
Diluted	6,916	6,816	6,919	6,987

(1) Properties operated since the beginning of fiscal 2006.

For the three months ended October 31, 2007 (“Current Quarter”) real estate revenues increased 5% to $10,242,000 from $9,754,000 for the three months ended October 31, 2006 (“Prior Year’s Quarter”). Real estate operating income increased 9.7% to $6,114,000 for the Current Quarter from $5,572,000 for the Prior Year’s Quarter. Income from continuing operations increased $559,000, or 48%, to $1,723,000 ($.25 per share diluted) for the Current Quarter compared to  the Prior Year’s Quarter  of $1,164,000 ($.16 per share diluted).

For the year ended October 31, 2007 (“Current Year”) real estate revenues increased $2,845,000, or 7.5% to $40,738,000 from $37,893,000 for the year ended October 31, 2006 (“Prior Year”). Real estate operating income increased $1,830,000, or 8.2%, to $24,065,000 for the Current Year from $22,235,000 for the Prior Year. Net income from continuing operations increased 3.5% to $5,172,000 ($.74 per share diluted) for the Current Year compared to $4,995,000 ($.73 per share diluted) for the Prior Year.

With the exception of operations at our Damascus Center property, in Damascus, MD, which is undergoing renovations, and expansion, the increase in real estate revenues and real estate operating income for the Current Year and Current Quarter is attributable to improved operations at all of FREIT’s commercial and residential properties. In particular, the revenue and real estate operating income contribution from FREIT’s residential Boulders property, in Rockaway, NJ. The Boulders came on line during the fourth quarter of 2006, and steadily increased occupancy, revenues and real estate operating income during fiscal 2007.

During the third quarter of fiscal 2007 FREIT sold its Lakewood Apartments in Lakewood, New Jersey for $4 million. The gain on the sale of approximately $3.7 million, as well as the current and prior year’s earnings of the Lakewood operation are classified as “Income from discontinued operations”, which is included within “Net Income” after “Income from continuing operations”. Net income for the Current Year was $8,943,000 ($1.29 per share diluted) compared to $5,158,000 ($0.76 per share diluted) for the Prior Year.

Funds From Operations (“FFO”) for fiscal 2007 increased 11.4% to $1.37 per share diluted, from $1.23 per share diluted for fiscal 2006. For the Current Quarter FFO was $.37 per share diluted compared to $.23 per share diluted for the Prior Year’s Quarter.

Funds From Operations ("FFO")
	Year Ended		Three Months Ended
	October 31,		October 31,
	2007	2006	2007	2006
	(in thousands, except per share)

Net income	$8,943	$5,158	$1,723	$1,206
Depreciation	5,311	4,726	1,339	1,270
Amortization of deferred mortgage costs	277	246	78	54
Deferred rents (Straight lining)	(298)	(342)	(112)	(92)
Amortization of acquired leases	(301)	(490)	(75)	(219)
Capital improvements - Apartments	(460)	(368)	(146)	(134)
Discontinued operations	(3,771)	(163)	-	(42)
Minority interests:
Equity in earnings of subsidiaries	776	407	240	(49)
Distributions to minority interests	(998)	(780)	(457)	(360)
FFO	9,479	8,394	2,590	1,634

Per share - Basic	$1.40	$1.28	$0.38	$0.25
Per share- Diluted	$1.37	$1.23	$0.37	$0.23

Weighted average shares outstanding:
Basic	6,753	6,574	6,756	6,651
Diluted	6,916	6,816	6,919	6,987

Acquisition

FREIT structured the sale of its Lakewood property in a manner that would allow it to reinvest the sale proceeds in like kind property that would defer, for income tax purposes, the realization of the gain on the sale pursuant to Section 1031 of the Internal Revenue Code. During the fourth quarter of fiscal 2007, FREIT acquired land in Rochelle Park, NJ that has been leased to a bank that plans to construct a retail-banking branch on the site. Of the acquisition price of approximately $2.5 million, FREIT was able to invest approximately $1.6 million of the proceeds from the Lakewood sale. The rental income from this net leased property was insignificant during fiscal 2007.

Dividends

FREIT declared a fourth quarter dividend for the fiscal year ending October 31, 2007 of $.40 per share that is payable on December 18, 2007 to shareholders of record on December 4, 2007. The composition of this dividend is $.30 capital gain income and $.10 ordinary income. This fourth quarter dividend raised total dividends for fiscal 2007 to $1.30 per share, a 4% increase over dividends of $1.25 per share for fiscal 2006.

The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods, or the inability of tenants to pay increased rents. Additional information about these factors is contained in the
Trust’s filings with the SEC including the Trust’s most recent filed report on Forms 10-K and 10-Q.

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 FREIT is a publicly traded (over-the-counter – symbol FREVS) REIT organized in 1961. It has approximately $243 million (historical cost basis) of assets. Its portfolio of residential and retail properties extends from Eastern, L.I. to Maryland, with the largest concentration in Northern New Jersey.

For additional information contact Shareholder Relations at (201) 488-6400.

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